UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March 2005

                                HUSKY ENERGY INC.
                (Translation of registrant's name into English)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]                    No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On March 18, 2005, Husky Energy Inc. mailed its Management Information Circular for its Annual Meeting of Shareholders. The Notice of Annual Meeting of Shareholders, the Management Information Circular and the Form of Proxy are attached hereto as Exhibit A.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             HUSKY ENERGY INC.



                                             By: /s/ James D. Girgulis
                                                 ------------------------------
                                                 James D. Girgulis
                                                 Vice President, Legal &
                                                 Corporate Secretary


Date: March 18, 2005

                                                                       EXHIBIT A



--------------------------------------------------------------------------------

                                HUSKY ENERGY INC.





                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  TO BE HELD ON

                                 APRIL 21, 2005



                         MANAGEMENT INFORMATION CIRCULAR

                                 MARCH 16, 2005




--------------------------------------------------------------------------------

                                HUSKY ENERGY INC.
                              707 - 8TH AVENUE S.W.
                                CALGARY, ALBERTA
                                     T2P 1H5


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN THAT the annual meeting (the "Meeting") of holders of common shares ("Common Shares") of Husky Energy Inc. (the "Corporation") will be held in the Crystal Ballroom at the Fairmont Palliser Hotel, 133 - 9th Avenue S.W. Calgary, Alberta on the 21st day of April, 2005 at 10:30 a.m. (Calgary time), for the following purposes:

1. To receive the annual report of the board of directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2004;

2.       To elect the board of directors for the ensuing year;

3. To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation; and

4. To transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.

Only shareholders of record at the close of business on March 15, 2005 are entitled to notice of and to attend the annual meeting or any adjournment or adjournments thereof and to vote thereat.

DATED at the City of Calgary, in the Province of Alberta this 16th day of March, 2005.

                                    BY ORDER OF THE BOARD OF DIRECTORS

                                        /s/ James D. Girgulis
                                            James D. Girgulis
                               Vice President, Legal & Corporate Secretary

                                    IMPORTANT

It is desirable that as many Common Shares as possible be represented at the Meeting. If you do not expect to attend and would like your Common Shares represented, please complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose. In accordance with the by-laws of the Corporation, all proxies, to be valid, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) on April 19, 2005 or on the second last business day preceding any adjournment of the Meeting.

                                HUSKY ENERGY INC.

                         ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 21, 2005


                         MANAGEMENT INFORMATION CIRCULAR

         This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Husky Energy Inc. ("Husky" or the "Corporation") for use at the annual meeting of the holders of common shares (the "Common Shares") of the Corporation to be held on the 21st day of April, 2005 at 10:30 a.m. (Calgary time), or at any adjournment thereof (the "Meeting"), for the purposes set forth in the Notice of Meeting. The information contained herein is given as of the 15th day of March, 2005, except where otherwise indicated. There is enclosed herewith a form of proxy for use at the Meeting, together with a copy of the Corporation's Annual Report containing the financial statements of the Corporation to be presented at the Meeting. Each shareholder who is entitled to attend at meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy on matters to be considered.

                      APPOINTMENT AND REVOCATION OF PROXIES

         Those shareholders desiring to be represented by proxy must deposit their respective forms of proxy with Computershare Trust Company of Canada ("Computershare") at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department) by no later than 10:30 a.m. (Calgary time) on April 19, 2005 or on the second last business day preceding any adjournment of the Meeting. A proxy must be executed by the shareholder or by his or her attorney authorized in writing, or if the shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of the Meeting.

         EACH SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. The shareholder may exercise this right by striking out the names of the persons so designated and inserting the name of the desired representative in the blank space provided, or by completing another form of proxy and in either case depositing the proxy with Computershare at the place and within the time specified above for the deposit of proxies.

         A PROXY MAY BE REVOKED BY THE PERSON GIVING IT AT ANY TIME PRIOR TO THE EXERCISE THEREOF. IF A PERSON WHO HAS GIVEN A PROXY ATTENDS PERSONALLY AT THE MEETING AT WHICH SUCH PROXY IS TO BE VOTED, SUCH PERSON MAY REVOKE THE PROXY AND VOTE IN PERSON. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his or her attorney authorized in writing, or if the shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized, and deposited with Computershare at the place and within the time specified above for the deposit of proxies. The close of business on March 15, 2005 is the record date for the determination of shareholders who are entitled to notice of, and to attend and vote at, the Meeting (the "Record Date").

         Shareholders who do not hold their Common Shares in their own name (referred to herein as "beneficial shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held, and directors and officers of the Corporation do not necessarily know for whose benefit the Common Shares registered in the name of any broker or agent are held. Beneficial shareholders who complete and return a form of proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as a registered shareholder. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders' meetings. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to beneficial shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the beneficial shareholders and asks beneficial shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING. THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.

         All references to shareholders in this Management Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record, unless specifically stated otherwise.

                             EXERCISE OF DISCRETION

         The Common Shares represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder where voting is by way of a show of hands or by ballot. THE PERSONS APPOINTED UNDER THE ENCLOSED FORM OF PROXY ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE PROXY AND NOTICE OF MEETING AND WITH RESPECT TO ANY OTHER MATTERS WHICH MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. IF ANY SUCH MATTERS SHOULD COME BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SUCH PROXY IN ACCORDANCE WITH THEIR BEST JUDGMENT UNLESS THE SHAREHOLDER HAS SPECIFIED TO THE CONTRARY OR THAT COMMON SHARES ARE TO BE WITHHELD FROM VOTING. AT THE TIME OF PRINTING THIS MANAGEMENT INFORMATION CIRCULAR, THE MANAGEMENT OF THE CORPORATION IS NOT AWARE OF ANY SUCH AMENDMENT, VARIATION, OR OTHER MATTER.

         UNLESS OTHERWISE SPECIFIED, PROXIES IN THE ACCOMPANYING FORM WILL BE VOTED IN FAVOUR OF THE ELECTION OF THE NOMINEES HEREINAFTER SET FORTH AS DIRECTORS OF THE CORPORATION (PROVIDED THAT IN THE EVENT THAT A VACANCY AMONG SUCH NOMINEES OCCURS BECAUSE OF DEATH OR FOR ANY OTHER REASON PRIOR TO THE MEETING, PROXIES SHALL NOT BE VOTED WITH RESPECT TO SUCH VACANCY) AND IN FAVOUR OF THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS AS AUDITORS OF THE CORPORATION.

                         PERSONS MAKING THE SOLICITATION

         This solicitation is made on behalf of the management of the Corporation. The cost incurred in the preparation and mailing of both the proxy and this Management Information Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.

         In accordance with National Instrument 54-101 COMMUNICATIONS WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         As at February 28, 2005, the Corporation had 423,817,419 Common Shares outstanding. Each Common Share confers upon the holder thereof the right to one vote. Only those shareholders of record on the Record Date are entitled to notice of, and to attend and vote at the Meeting. Any transferee or person acquiring Common Shares after the Record Date may, on proof of ownership of Common Shares, demand of Computershare not later than 10 days before the Meeting that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

         To the knowledge of the directors and senior officers of the Corporation, as at February 28, 2005 no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation other than as set forth below:

                                                                     NUMBER OF       PERCENTAGE OF
                  NAME                   TYPE OF OWNERSHIP         COMMON SHARES     COMMON SHARES
                  ----                   -----------------         -------------     -------------
L.F. Investments (Barbados) Limited   Beneficial and of Record     152,789,389(1)        36.05%
U.F. Investments (Barbados) Ltd.      Beneficial and of Record     146,797,649(2)        34.64%

NOTES:
(1) L.F. Investments (Barbados) Limited also owns 6,630 transferable common share purchase warrants of the Corporation. Each common share purchase warrant is exercisable at a price of $0.01 for 1.857 Common Shares in accordance with the terms of such warrants as summarized in note (3) below for an aggregate of up to 12,312 Common Shares. L.F. Investments (Barbados) Limited is 100% indirectly owned by Mr. Li Ka-shing and trusts of which members of Mr. Li's family are discretionary beneficiaries, and is indirectly controlled by Mr. Li through the ownership of voting preferred shares.

(2) U.F. Investments (Barbados) Ltd. also owns 6,370 transferable common share purchase warrants of the Corporation. Each common share purchase warrant is exercisable at a price of $0.01 for 1.857 Common Shares in accordance with the terms of such warrants as summarized in note (3) below for an aggregate of up to 11,829 Common Shares. U.F. Investments (Barbados) Ltd. is 100% indirectly owned by Hutchison Whampoa Limited of which Mr. Li Ka-shing is the Chairman. Trusts of which members of Mr. Li's family are discretionary beneficiaries hold an indirect 37.04 % interest in Cheung Kong (Holdings) Limited, which holds an indirect 49.9% interest in Hutchison Whampoa Limited.

(3) The common share purchase warrants were issued pursuant to the Plan of Arrangement with Renaissance Energy Ltd. ("Renaissance") completed on August 25, 2000 and are only exercisable if and when the stock options of Renaissance, which were exchanged for stock options of the Corporation pursuant to the Plan of Arrangement (the "Exchanged Options"), are exercised. The common share purchase warrants expire on a pro rata basis as the Exchanged Options are cancelled or expire.

                             EXECUTIVE COMPENSATION

         The Corporation's compensation program (the "Compensation Program") is governed by the Compensation Committee of the board of directors of the Corporation. Among its responsibilities, the Compensation Committee makes recommendations to the board with respect to compensation of the executive officers of the Corporation and also reviews and monitors the design and competitiveness of major new compensation programs for the Corporation and its operating subsidiaries. During 2004, no new compensation or benefit programs were introduced.

         During 2004, the members of the Compensation Committee were C.K.N. Fok, Co-Chair of the Board, H. Kluge, E.L. Kwok and F.J. Sixt. Mr. Fok served as Chair of the Compensation Committee.

REPORT ON EXECUTIVE COMPENSATION

         The Compensation Program is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation's business objectives. Based on a pay-for-performance philosophy, it rewards executive officers on the basis of individual performance and achievement of corporate objectives.

         The Corporation participates in an annual Towers Perrin executive compensation survey, conducted by independent consultants, of the salary and other incentive programs in effect with comparative oil and gas companies in Canada (the "Survey"). The Survey is employed as a reference by the Compensation Committee in its deliberations. The executive compensation of the Corporation is comprised of three major components: base salaries, a short-term incentive program, and long-term incentive plan.

         BASE SALARY

         The base salary of the President & Chief Executive Officer, and of each of the other executive officers, is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. Remuneration is determined following a review of a comparative group of eight (8) similar sized Canadian oil and gas companies. The Compensation Committee considers that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation's desired competitive positioning in the oil and gas industry. The Corporation uses a variety of salary surveys to establish a guideline for its salary ranges for employees at large, but uses Towers Perrin for the executive survey due to participating peer companies.

         SHORT-TERM INCENTIVE PROGRAM

         The purpose of the corporate bonus plan is to relate a component of compensation directly to a combination of annual corporate results, an assessment of the individual's performance and the particular business area in which the individual is employed. The executives are assessed on the same consistent basis whereby bonuses are determined after the Corporation's financial results for the preceding financial year are known.

         LONG-TERM INCENTIVE COMPENSATION (INCENTIVE STOCK OPTION PLAN)

         The purpose of the Incentive Stock Option Plan (the "Plan") is to enable the Corporation in appropriate circumstances to offer ownership interests in the Corporation through stock options in order to provide competitive employment opportunities within the Corporation's industry. It is important that this compensation element be used to align the perspective of key employees to those of a shareholder and that this compensation element encourage a longer-term perspective beyond the one-year range of the short-term incentive.

         Pursuant to the Plan, the board of directors may, on the recommendation of the Compensation Committee, grant from time to time to directors, officers and employees of the Corporation (each an "Eligible Person") options to purchase Common Shares of the Corporation. The exercise price at which Common Shares may be purchased pursuant to an option is established at the time such option is granted and will be the weighted average trading price per Common Share on the Toronto Stock Exchange (the "TSX") for the five days preceding the grant date. The term of each option may be fixed by the board of directors when the option is granted to a maximum of five years. Options will vest as to one-third on each anniversary date of the date of grant of the options, subject to the right of the board of directors to determine at the time of grant that particular options will be exercisable in whole or in part on earlier dates. The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Plan is presently fixed at 30,000,000 which represents approximately 7% of the Corporation's outstanding Common Shares as of December 31, 2004. The maximum number of Common Shares that may be optioned to any one Eligible Person under the Plan together with all other previously established or proposed options, shall not exceed 1% of the total number of Common Shares issued and outstanding on a non-diluted basis. The maximum number of Common Shares which may be reserved for issue pursuant to options granted to insiders under the Plan together with all other previously established or proposed share compensation arrangements, in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis and in the case of outside directors shall not exceed 5% of the Common Shares issuable under the Plan at any time. The number of Common Shares which may be issuable under the Plan, together with all of the Corporation's other previously established or proposed share compensation arrangements within a one-year period: (i) to insiders in aggregate, shall not exceed 10% of the issued and outstanding Common Shares;
(ii) to any one Eligible Person who is an insider, shall not exceed 1% of the issued and outstanding Common Shares; and (iii) to outside directors shall not exceed 5% of the number of options granted to all Eligible Persons during such year. The options are not assignable and terminate immediately upon the Eligible Person being dismissed from his or her employment for cause or resigning at the request of the Corporation, or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of the Corporation) or is dismissed without cause. Any material amendments to the Plan require shareholder approval in accordance with the rules of the TSX.

         On June 1, 2004 the board of directors approved amendments to the Plan which allow Eligible Persons to surrender their options to the Corporation in consideration of the receipt by the Eligible Person of an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those options. The fair market value on any date of the Common Shares is determined to be the weighted average trading price of the Common shares on the stock exchange on which the Common Shares are listed and posted on the date on which board lots of the Common Shares have traded preceding the date of surrender of the options. As required by the rules of the TSX, upon the surrender of options the number of Common Shares reserved for issuance under the Plan is to be reduced by the number of options so surrendered. Shareholder approval of the amendments to the Plan was not required in accordance with the rules of the TSX governing share compensation arrangements.

         Executive officers do not receive options on an annual basis. Executive officers were granted options in 2000 and in 2004. As of December 31, 2004, the total number of options outstanding under the Plan was 9,939,791 which represented approximately 2% of all outstanding Common Shares.

         BENEFIT PLANS

         The executive officers participate with all employees in the benefit plans provided by the Corporation. There are no special supplemental pension or benefits plans in place for any of the executive officers. The Corporation has a 5% Savings Plan for all employees, including the executive officers. Additionally, the executive officers receive a monthly vehicle allowance.

         COMPENSATION OF THE PRESIDENT & CHIEF EXECUTIVE OFFICER

         The Compensation Committee assesses the overall financial performance and compensation of John C.S. Lau, the President & Chief Executive Officer, on the basis of his sustained performance over time in meeting the following key mandates of his office:

         o To increase gross oil and gas production year over year as the main revenue driver for Husky;

         o To increase earnings and cash flow through the judicious expansion of Husky by development, acquisition or merger;

         o With specific reference to Husky's strategic plans, to position Husky in existing and potential related business areas to enhance the Corporation's longer range growth plans; and

         o To increase shareholder value as reflected in the share price for Husky.

         The foregoing report is respectfully submitted to the shareholders of the Corporation by the Compensation Committee:

MEMBERS:

Canning K.N. Fok, Chair
Holger Kluge
Eva L. Kwok
Frank J. Sixt

SENIOR EXECUTIVE COMPENSATION

         The following table details compensation information for the three financial years of the Corporation ended December 31, 2004 for the Corporation's President & Chief Executive Officer, John C.S. Lau, the Vice President & Chief Financial Officer, Neil D. McGee and the Corporation's three most highly compensated executive officers as at December 31, 2004, Donald R. Ingram, Senior Vice President, Midstream and Refined Products, Robert S. Coward, Vice President, Western Canada Production and David R. Taylor, Vice President, Exploration (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

                         --------------------------------------------------------------------------------------------------------
                                            ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
                         -------------------------------------------------------------------------------------------
                                                                                       AWARDS             PAYOUTS
--------------------------------------------------------------------------------------------------------------------
                                                                                              SHARES
                                                                            SECURITIES       SUBJECT TO                ALL OTHER
                                                          OTHER ANNUAL         UNDER           RESALE       LTIP        COMPEN-
                                   SALARY     BONUS(1)   COMPENSATION(2)    OPTIONS(3)      RESTRICTIONS   PAYOUTS      SATION
   NAME AND POSITION     YEAR        $           $              $                #                %           $           $
---------------------------------------------------------------------------------------------------------------------------------
John C.S. Lau            2004     977,500       --           176,522           640,000           --          --          --
President & Chief        2003     895,000    1,312,500       159,188             --              --          --          --
Executive Officer        2002     835,000     875,000        134,767             --              --          --          --

---------------------------------------------------------------------------------------------------------------------------------
Neil D. McGee            2004     385,500       --            66,710           200,000           --          --          --
Vice President & Chief   2003     368,000     120,000         65,981             --              --          --          --
Financial Officer        2002     356,000     100,000         47,106             --              --          --          --

---------------------------------------------------------------------------------------------------------------------------------
Donald R. Ingram         2004     353,750       --            73,766           120,000           --          --          --
Senior Vice President,   2003     331,250     180,000         86,790             --              --          --          --
Midstream & Refined      2002     313,750     130,000         30,877             --              --          --          --
Products
---------------------------------------------------------------------------------------------------------------------------------
Robert S. Coward         2004     293,000       --            64,046           75,000            --          --          --
Vice President, Western  2003     269,000     140,000         73,909             --              --          --          --
Canada Production        2002     253,750     85,000          48,066             --              --          --          --

---------------------------------------------------------------------------------------------------------------------------------
David R. Taylor          2004     270,500       --            55,910           75,000            --          --          --
Vice President,          2003     254,000     140,000         49,509             --              --          --          --
Exploration              2002     242,500     85,000          43,853             --              --          --          --

---------------------------------------------------------------------------------------------------------------------------------

NOTES:
(1) Bonuses are based on performance in the year prior to the year in which they are paid. The bonuses disclosed in the table for each year were earned in respect of performance for that year although paid in the following year. Bonuses for the Named Executive Officers for performance in 2004 are determined effective April 1, 2005.

(2) Includes savings plan, parking, vehicle allowance, defined contribution pension contributions and any unused vacation payouts, if applicable.

(3) Includes previously granted options which were repriced effective September 3, 2003 (except for Messrs. Coward and Taylor who had previously exercised all of their options which were repriced effective September 3, 2003) and November 29, 2004. See "Executive Compensation - Adjustments to the Exercise Price of Options".


OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

         The following table sets forth information in respect of options granted to the Named Executive Officers during the financial year ended December 31, 2004.

----------------------------------------------------------------------------------------------------------------------
                                                                                MARKET VALUE OF
                                                                                  SECURITIES
                                          PERCENT OF TOTAL       EXERCISE         UNDERLYING
                           SECURITIES     OPTIONS GRANTED        OR BASE        OPTIONS ON THE
                         UNDER OPTIONS    TO EMPLOYEES IN         PRICE          DATE OF GRANT
         NAME                (#)(1)       FINANCIAL YEAR       ($/SECURITY)       ($/SECURITY)       EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------------
John C.S. Lau               420,000             5.1%               24.38              23.91           June 2, 2009
President & Chief
Executive Officer

----------------------------------------------------------------------------------------------------------------------
Neil D. McGee               100,000             1.2%               24.38              23.91           June 2, 2009
Vice President & Chief
Financial Officer

----------------------------------------------------------------------------------------------------------------------
Donald R. Ingram            100,000             1.2%               24.38              23.91           June 2, 2009
Senior Vice President,
Midstream & Refined
Products
----------------------------------------------------------------------------------------------------------------------
Robert S. Coward             75,000             0.9%               24.38              23.91           June 2, 2009
Vice President,
Western Canada
Production
----------------------------------------------------------------------------------------------------------------------
David R. Taylor              75,000             0.9%               24.38              23.91           June 2, 2009
Vice President,
Exploration

----------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The options granted vest as to one-third on each anniversary date of the date of grant of the options.


AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR END AND FINANCIAL YEAR END OPTION VALUES

         The following table sets forth information in respect of aggregated option exercises by the Named Executive Officers during the year ended December 31, 2004 together with the number and value of unexercised options held as at December 31, 2004.

---------------------------------------------------------------------------------------------------------------------
                           AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
                               FINANCIAL YEAR END AND FINANCIAL YEAR END OPTION VALUES
---------------------------------------------------------------------------------------------------------------------
                                                                                               VALUE OF UNEXERCISED
                                                                       UNEXERCISED OPTIONS   IN-THE-MONEY OPTIONS AT
                                SECURITIES                              AT FINANCIAL YEAR       FINANCIAL YEAR END
                                ACQUIRED ON        AGGREGATE VALUE       END EXERCISABLE/          EXERCISABLE/
                                EXERCISE(1)            REALIZED           UNEXERCISABLE          UNEXERCISABLE(2)
      NAME                          (#)                  ($)                   (#)                     ($)
---------------------------------------------------------------------------------------------------------------------
John C.S. Lau                       --                3,565,000          220,000/420,000       4,826,800/4,145,400
President & Chief
Executive Officer

---------------------------------------------------------------------------------------------------------------------
Neil D. McGee                       --                   --              100,000/100,000        2,194,000/987,000
Vice President & Chief
Financial Officer

---------------------------------------------------------------------------------------------------------------------
Donald R. Ingram                    --                 400,800            20,000/100,000         438,800/987,000
Senior Vice President,
Midstream & Refined
Products
---------------------------------------------------------------------------------------------------------------------
Robert S. Coward                    --                 526,300
Vice President, Western                                                      0/75,000               0/740,250
Canada Production

---------------------------------------------------------------------------------------------------------------------
David R. Taylor
Vice President,                     --                1,025,800              0/75,000               0/740,250
Exploration

---------------------------------------------------------------------------------------------------------------------

NOTES:
(1) Pursuant to the terms of the Corporation's Incentive Stock Option Plan the Named Executive Officers surrendered options for a cash payment from the Corporation equal to the aggregate fair market value of the Common Shares on the date of surrender over the aggregate exercise price of those options surrendered and hence no Common Shares were acquired. See "Executive Compensation - Report on Executive Compensation - Long-term Incentive Compensation (Incentive Stock Option
         Plan)".

(2) Based on the closing price of the Common Shares on December 31, 2004 of $34.25.


ADJUSTMENTS TO THE EXERCISE PRICE OF OPTIONS

         Effective September 3, 2003, the Corporation reduced the exercise price of all of its outstanding options held by its officers and employees by $0.82 per Common Share. This reduction followed the Corporation's declaration of a special dividend of $1.00 per Common Share paid on October 1, 2003 to shareholders of record on August 29, 2003. The adjustment to the exercise price of all outstanding options was done in accordance with the provisions of the Corporation's Incentive Stock Option Plan. The reduction of $0.82 per Common Share was the difference between the closing price on the last trading day before the Corporation's Common Shares began trading ex-dividend (being August 26, 2003) and the opening price on the first day that the Corporation's Common Shares traded ex-dividend (being August 27, 2003).

         Effective November 29, 2004, the Corporation reduced the exercise price of all of its outstanding options held by its officers and employees by $0.48 per Common Share. This reduction followed the Corporation's declaration of a special dividend of $0.54 per Common Share paid on January 1, 2005 to shareholders of record on November 26, 2004. The adjustment to the exercise price of all outstanding options was done in accordance with the provisions of the Corporation's Incentive Stock Option Plan.

The reduction of $0.48 per Common Share was the difference between the weighted average trading price on the last trading day before the Corporation's Common Shares began trading ex-dividend (being November 23, 2004) and the weighted trading average trading price on the first day that the Corporation's Common Shares traded ex-dividend (being November 24, 2004). The following table sets forth information in respect of the adjustment in the exercise price of options held by the Named Executed Officers.

--------------------------------------------------------------------------------------------------------------------
                                                       MARKET PRICE
                                                        OF COMMON                                         LENGTH OF
                                       SECURITIES       SHARES AT      EXERCISE PRICE          NEW         ORIGINAL
                                          UNDER          TIME OF         AT TIME OF         EXERCISE     OPTION TERM
                                         OPTIONS        REPRICING         REPRICING           PRICE      REMAINING AT
                           DATE OF     REPRICED(1)      ($/COMMON         ($/COMMON         ($/COMMON      DATE OF
        NAME              REPRICING         (#)           SHARE)           SHARE)            SHARE)      REPRICING
--------------------------------------------------------------------------------------------------------------------
John C.S. Lau            Nov. 29/04       220,000         34.99            12.79            12.31        10 months
President & Chief        Nov. 29/04       420,000         34.99            24.86            24.38        4.5 years
Executive Officer        Sept. 3/03       420,000         19.75            13.61            12.79         2 years
--------------------------------------------------------------------------------------------------------------------
Neil D. McGee            Nov. 29/04       100,000         34.99            12.79            12.31        10 months
Vice President &         Nov. 29/04       100,000         34.99            24.86            24.38        4.5 years
Chief Financial          Sept. 3/03       100,000         19.75            13.61            12.79         2 years
Officer
--------------------------------------------------------------------------------------------------------------------
Donald R. Ingram         Nov. 29/04        20,000         34.99            12.79            12.31        10 months
Senior Vice              Nov. 29/04       100,000         34.99            24.86            24.38        4.5 years
President, Midstream     Sept. 3/03        50,000         19.75            13.61            12.79         2 years
& Refined Products
--------------------------------------------------------------------------------------------------------------------
Robert S. Coward         Nov. 29/04        10,000         34.99            12.79            12.31        10 months
Vice President,          Nov. 29/04        75,000         34.99            24.86            24.38        4.5 years
Western Canada           Sept. 3/03        80,000         19.75            13.61            12.79         2 years
Production
--------------------------------------------------------------------------------------------------------------------
David R. Taylor          Nov. 29/04        75,000         34.99            24.86            24.38        4.5 years
Vice President,          Sept. 3/03        60,000         19.75            13.61            12.79         2 years
Exploration
--------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The figures in this column do not represent the aggregate number of options held by the Named Executive Officers but represent the number of options held at the timing of the repricing. See "Aggregated Option Exercises During the Most Recently Completed Financial Year End and Financial Year End Option Values" for disclosure of the number of options held by the Named Executive Officers as at December 31, 2004.


EMPLOYMENT AGREEMENTS

         Other than the Corporation's President & Chief Executive Officer and Vice President & Chief Financial Officer, all of the named Executive Officers have Executive Employment Agreements with Husky Oil Operations Limited, the Corporation's principal operating subsidiary. The Corporation's President & Chief Executive Officer and Vice President & Chief Financial Officer do not have Executive Employment Agreements. The terms of the Executive Employment Agreements provide that in the event of the termination of the Named Executive Officer by the Corporation without just cause or by the Named Executive Officer following a change of control, the Named Executive Officer shall be entitled to receive a retiring allowance consisting of a lump sum cash amount equal to two times the Named Executive

Officer's base annual salary plus the continuation of all group benefits for a period of 24 months following the termination of employment, or at the Corporation's option, in lieu of such continued coverage, an additional cash payment equal to 15% of two times the Named Executive Officer's base annual salary. In the event the Named Executive Officer terminates his Executive Employment Agreement upon a change of control, the Named Executive Officer has agreed, at the Corporation's option, to continue his employment for a period of up to six months following such termination at his existing compensation package, to assist the Corporation in an orderly transition of management. The Executive Employment Agreements also contain non-competition and standard confidentiality provisions. The Named Executive Officers have agreed that so long as they are employed by the Corporation, they are not to engage in any practice or business in competition with the business of the Corporation or any of its affiliates. Such restriction does not prevent the Named Executive Officer from resigning from the Corporation and seeking other employment.

COMPENSATION OF DIRECTORS

         Directors of the Corporation are paid an annual fee of $27,000. In addition, the directors are paid a fee of $1,200 per meeting of the board or of a committee of the board attended. The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the board of directors and any committees of the board of directors. The Chairs of the committees of the board of directors are to be paid an annual retainer of $5,500. During the financial year ended December 31, 2004, the directors of the Corporation were paid compensation in the aggregate amount of $418,733. Pursuant to the terms of the Corporation's Incentive Stock Option Plan the directors are entitled to receive options. However, to date non-executive directors have not been granted options and there are no current plans to do so.

         Effective January 1, 2005 the board of directors have approved the implementation of a Share Purchase Plan for Directors whereby the directors can elect to have the fees payable to them used to purchase Common Shares in the market. Directors are to elect annually whether they wish their directors' fees to be so used and can specify a portion of their directors' fees to be used for the purchase of Common Shares with the remaining amount of fees to be paid in cash. Directors are expected to each acquire a minimum of 5,000 Common Shares over the ensuing five year period pursuant to the Share Purchase Plan for Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following table sets forth information as at December 31, 2004 with respect to the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION

---------------------------------------------------------------------------------------------------------------------
                                                                                             NUMBER OF SECURITIES
                                                                                            REMAINING AVAILABLE FOR
                                     NUMBER OF SECURITIES TO        WEIGHTED-AVERAGE         FUTURE ISSUANCE UNDER
                                     BE ISSUED UPON EXERCISE       EXERCISE PRICE OF       EQUITY COMPENSATION PLANS
                                     OF OUTSTANDING OPTIONS,      OUTSTANDING OPTIONS,       (EXCLUDING SECURITIES
          PLAN CATEGORY                 WARRANTS AND RIGHTS        WARRANTS AND RIGHTS     REFLECTED IN FIRST COLUMN)
---------------------------------------------------------------------------------------------------------------------
Equity compensation plans                   9,964,291                    $22.61                   13,235,021
approved by securityholders
---------------------------------------------------------------------------------------------------------------------
Equity compensation plans not                  Nil                        N/A                         N/A
approved by securityholders
---------------------------------------------------------------------------------------------------------------------
TOTAL                                       9,964,291                     --                      13,235,021
---------------------------------------------------------------------------------------------------------------------


PERFORMANCE GRAPH

         The following performance graph compares the Corporation's cumulative total shareholder return on Common Shares over the period from August 28, 2000 (the first day of trading of the Corporation's Common Shares on the TSX following the completion of the Plan of Arrangement with Renaissance on August 25, 2000) to December 31, 2004, assuming a $100 initial investment and the reinvestment of all dividends, with the cumulative total shareholder return on the S&P/TSX Composite Index and the TSX Integrated Oil Index.

                      CUMULATIVE VALUE OF A $100 INVESTMENT

                         [GRAPHIC OMITTED - LINE CHART]

------------------------------------------------------------------------------------------------------------------------
                               AUG. 28, 2000  DEC. 31, 2000   DEC. 31, 2001  DEC. 31, 2002  DEC. 31, 2003  DEC. 31, 2004
------------------------------------------------------------------------------------------------------------------------
Husky                               100            106             127            127            181            263
------------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index (1)         100             80             68             59             73              82
------------------------------------------------------------------------------------------------------------------------
S&P/TSX Energy Index (2)            100            110             117            132            163            210
------------------------------------------------------------------------------------------------------------------------

NOTES:
(1)      Formerly the TSE 300 Index.

(2) The Corporation has previously provided a comparison to the TSX Integrated Oils Index. The calculation of the TSX Integrated Oils Index was discontinued by the TSX in May 2003 and then was calculated by Bloomberg as the TSX Integrated Oil Index. Bloomberg discontinued the calculation of this index in 2004. As a result, the Corporation is unable to provide a comparison for 2004 to the TSX Integrated Oil Index and was not aware at the time of preparing its Management Information Circular for last year's shareholders meeting that this index would no longer be available. Hence the Corporation is providing a comparison to the S&P/TSX Energy Index from August 28, 2000.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         The Corporation's governance practices are the responsibility of the board of directors of the Corporation. The board of directors has delegated some of its responsibilities to develop and monitor the Corporation's governance practices to the Corporate Governance Committee. The board believes that good corporate governance is of fundamental importance to the success of the Corporation and, in 2004, with the encouragement of the board, the Corporation continued to strengthen its governance practices. The Corporate Governance Committee makes recommendations from time to time to the board concerning changes in the specific duties and responsibilities of the board and its committees to keep up to date with corporate governance practices and new regulations. The terms of reference of all committees are reviewed at least annually and are published on the Corporation's website at www.huskyenergy.ca.

         The board reviewed its corporate governance practices at meetings on February 18, April 21, July 21 and November 18, 2004. The Corporation's governance practices are generally consistent with the guidelines for effective corporate governance published by the TSX (the "TSX Guidelines"). Schedule A to this Management Information Circular summarizes the TSX Guidelines and the Corporation's alignment with them.

         In late 2004 the Canadian Securities Administrators ("CSA") published for comment a proposed national instrument entitled "Disclosure of Corporate Governance Practices" and a proposed national policy entitled "Corporate Governance Guidelines". In January 2005 a CSA staff notice was issued advising that the comments received were being considered and it was anticipated that the proposed national instrument and national policy would be effective for financial years ending on or after June 30, 2005. It is expected that once this new national instrument and new national policy are in place, the TSX will revoke its corporate governance requirements.

                              ELECTION OF DIRECTORS

         At the Meeting, it is proposed that 14 directors be elected until the next annual meeting of shareholders or until their successors are elected or appointed. There are currently 14 directors of the Corporation. Pursuant to the BUSINESS CORPORATIONS ACT (Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

         The following table sets forth, in respect of each nominee, all positions currently held with the Corporation, principal occupation and the approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which voting control is exercised as of February 28, 2005. The information contained herein is based upon information furnished by the respective nominee.

                                                                                          NUMBER OF COMMON
                                                                                           SHARES OWNED OR
                             DATE SINCE                                                      SUBJECT TO
 NAME AND MUNICIPALITY OF     SERVED AS     OFFICE OR       PRINCIPAL OCCUPATION AND         CONTROL OR
        RESIDENCE            A DIRECTOR     POSITION              DIRECTORSHIPS               DIRECTION
-------------------------   ------------  ------------  --------------------------------  ----------------
Li, Victor T. K.            August 25,    Co-Chair      Managing Director and Deputy              --
Hong Kong                   2000          and           Chairman of Cheung Kong
                                          Director      (Holdings) Limited (a public
                                                        investment holding and project
                                                        management company). Mr. Li
                                                        holds the following positions
                                                        in public companies:  Deputy
                                                        Chairman and Executive
                                                        Director of Hutchison Whampoa
                                                        Limited (an investment holding
                                                        company), Chairman and
                                                        Director of Cheung Kong
                                                        Infrastructure Holdings
                                                        Limited (an infrastructure
                                                        development company), CK Life
                                                        Sciences Int'l., (Holdings)
                                                        Inc. (a biotechnology company)
                                                        and Executive Director of
                                                        Hongkong Electric Holdings
                                                        Limited (a holding company).
                                                        Mr. Li is also a director of
                                                        The Hongkong and Shanghai
                                                        Banking Corporation Limited.

Fok, Canning K.N.           August 25,    Co-Chair      Group Managing Director and            300,000
Hong Kong                   2000          and           Executive Director of
                                          Director      Hutchison Whampoa Limited. Mr.
                                                        Fok holds the following
                                                        positions in public
                                                        companies:  Chairman and
                                                        Director of Hutchison Harbour
                                                        Ring Limited (an investment
                                                        holding company), Hutchison
                                                        Telecommunications (Australia)
                                                        Limited (a telecommunications
                                                        company), Partner
                                                        Communications Company Ltd. (a
                                                        telecommunications company),
                                                        Hutchison Global
                                                        Communications Limited
                                                        (formerly Vanda Systems &
                                                        Communications Holdings
                                                        Limited) (an investment
                                                        holding company) and Hutchison
                                                        Telecommunications

                                                                                          NUMBER OF COMMON
                                                                                           SHARES OWNED OR
                             DATE SINCE                                                      SUBJECT TO
 NAME AND MUNICIPALITY OF     SERVED AS     OFFICE OR       PRINCIPAL OCCUPATION AND         CONTROL OR
        RESIDENCE            A DIRECTOR     POSITION              DIRECTORSHIPS               DIRECTION
-------------------------   ------------  ------------  --------------------------------  ----------------
                                                        International Limited (an
                                                        investment holding company),
                                                        Deputy Chairman and Director
                                                        of Cheung Kong Infrastructure
                                                        Holdings Limited and Hongkong
                                                        Electric Holdings Limited and
                                                        a director of Cheung Kong
                                                        (Holdings) Limited and
                                                        Hutchison Whampoa Finance (CI)
                                                        Limited (a finance company).
                                                        Mr. Fok is also a
                                                        Non-Executive Director of the
                                                        following public companies:
                                                        Hanny Holdings Limited and
                                                        Panvas Gas Holdings Limited.

Fullerton, R. Donald        May 1, 2003   Director      Corporate Director.  Mr.                5,000
Toronto, Ontario                                        Fullerton is a director of the
Canada                                                  following public companies:
                                                        George Weston
                                                        Limited (a
                                                        holding
                                                        company), Asia
                                                        Satellite
                                                        Telecommunications
                                                        Holdings Limited
                                                        and Partner
                                                        Communications
                                                        Company Ltd.

Glynn, Martin J.G.          August 25,    Director      President, Chief Executive                --
New York, New York          2000                        Officer and a director of HSBC
United States of America                                Bank USA.  Mr. Glynn is also
                                                        Group General
                                                        Manager of HSBC
                                                        Holdings plc, a
                                                        public company.

Hui, Terence C.Y.           August 25,    Director      Director, President & Chief               --
Vancouver, British          2000                        Executive Officer, Concord
Columbia                                                Pacific Group Inc. (a real
Canada                                                  estate development company),
                                                        Director and President of Adex
                                                        Securities Inc. (a financial
                                                        services company).  Mr. Hui
                                                        holds the following positions
                                                        in public companies:  Director
                                                        and Chairman of Maximizer
                                                        Software Inc. and a director
                                                        of abc Multiactive Limited
                                                        (computer software companies).

                                                                                          NUMBER OF COMMON
                                                                                           SHARES OWNED OR
                             DATE SINCE                                                      SUBJECT TO
 NAME AND MUNICIPALITY OF     SERVED AS     OFFICE OR       PRINCIPAL OCCUPATION AND         CONTROL OR
        RESIDENCE            A DIRECTOR     POSITION              DIRECTORSHIPS               DIRECTION
-------------------------   ------------  ------------  --------------------------------  ----------------
Kinney, Brent D.            August 25,    Director      Independent  businessman.   Mr.         33,369
Dubai, United Arab          2000                        Kinney  is also a  director  of
Emirates                                                Dragon  Oil plc  listed  on the
                                                        London Stock Exchange.

Kluge, Holger               August 25,    Director      Corporate Director.  Mr. Kluge          10,000
Toronto, Ontario            2000                        is a director of the following
Canada                                                  public companies:  Hutchison
                                                        Whampoa Limited, Hongkong
                                                        Electric Holdings Limited,
                                                        Hutchison Telecommunications
                                                        (Australia) Limited, Loring
                                                        Ward International Limited and
                                                        TOM Group Limited.

Koh, Poh Chan               August 25,    Director      Finance Director, Harbour                 --
Hong Kong                   2000                        Plaza Hotel Management
                                                        (International) Ltd.

Kwok, Eva L.                August 25,    Director      Chairman, director and Chief            5,000
Vancouver, British          2000                        Executive Officer, Amara
Columbia                                                International Investment Corp.
Canada                                                  (an investment holding
                                                        company). Mrs.
                                                        Kwok is also a
                                                        director of the
                                                        following public
                                                        companies: Bank
                                                        of Montreal
                                                        Group of
                                                        Companies, CK
                                                        Life Sciences
                                                        Int'l.,
                                                        (Holdings) Inc.,
                                                        Cheung Kong
                                                        Infrastructure
                                                        Holdings Limited
                                                        and Shoppers
                                                        Drug Mart
                                                        (retail drug
                                                        stores).

Kwok, Stanley T.L.          August 25,    Director      President, Stanley Kwok                 10,000
Vancouver, British          2000                        Consultants (an architecture,
Columbia                                                planning and development
Canada                                                  company) and a director and
                                                        President of Amara
                                                        International Investment
                                                        Corp.  Mr. Kwok is also a
                                                        director of Cheung Kong
                                                        (Holdings) Limited.

Lau, John C.S.              August 25,    President     President & Chief Executive             21,356
Calgary, Alberta            2000          & Chief       Officer of Husky Energy Inc.
Canada                                    Executive
                                          Officer
                                          and
                                          Director

                                                                                          NUMBER OF COMMON
                                                                                           SHARES OWNED OR
                             DATE SINCE                                                      SUBJECT TO
 NAME AND MUNICIPALITY OF     SERVED AS     OFFICE OR       PRINCIPAL OCCUPATION AND         CONTROL OR
        RESIDENCE            A DIRECTOR     POSITION              DIRECTORSHIPS               DIRECTION
-------------------------   ------------  ------------  --------------------------------  ----------------
Shaw, Wayne E.              August 25,    Director      Senior Partner, Stikeman                7,500
Toronto, Ontario            2000                        Elliott LLP, Barristers and
Canada                                                  Solicitors

Shurniak, William           August 25,    Deputy        Director and Chairman of ETSA             --
Australia                   2000          Chair   and   Utilities, Powercor Australia
                                          Director      Limited and CitiPower Pty Ltd.
                                                        (utility companies). Mr.
                                                        Shurniak is also a director of
                                                        the following public
                                                        companies:  Hutchison Whampoa
                                                        Limited and Envestra Limited
                                                        (a natural gas distribution
                                                        company).

Sixt, Frank J.              August 25,    Director      Group Finance Director and                --
Hong Kong                   2000                        Executive Director of
                                                        Hutchison
                                                        Whampoa Limited.
                                                        Mr. Sixt also
                                                        holds the
                                                        following
                                                        positions in
                                                        public
                                                        companies:
                                                        Chairman and
                                                        Director of TOM
                                                        Group Limited
                                                        and TOM Online
                                                        Inc. (an
                                                        investment
                                                        holding
                                                        company), an
                                                        Executive
                                                        Director of
                                                        Cheung Kong
                                                        Infrastructure
                                                        Holdings Limited
                                                        and Hongkong
                                                        Electric
                                                        Holdings Limited
                                                        and a Director
                                                        of Cheung Kong
                                                        (Holdings)
                                                        Limited,
                                                        Hutchison
                                                        Whampoa Finance
                                                        (CI) Limited,
                                                        Hutchison
                                                        Telecommunications
                                                        (Australia)
                                                        Limited,
                                                        Hutchison
                                                        Telecommunications
                                                        International
                                                        Limited,
                                                        Hutchison Global
                                                        Communications
                                                        Holdings Limited
                                                        and Partner
                                                        Communications
                                                        Company Ltd.

         The board of directors has an Audit Committee (as required by the BUSINESS CORPORATIONS ACT (Alberta)) consisting of R. D. Fullerton (Chair), M.J.G. Glynn, T.C.Y. Hui and W.E. Shaw, a Compensation Committee consisting of C.K.N. Fok (Chair), H. Kluge, E.L. Kwok and F.J. Sixt, a Health, Safety and Environment Committee consisting of H. Kluge (Chair), B.D. Kinney, and S.T.L. Kwok, and a Corporate Governance Committee consisting of H. Kluge (Chair), E.L. Kwok and W.E. Shaw. The Corporation does not have an Executive Committee.

DIRECTORS ATTENDANCE AT MEETINGS

         The following table summarizes the meetings of the board and its committees held during 2004 and the attendance of the individual directors of the Corporation at such meetings.

-----------------------------------------------------------------------------------------------------
    DIRECTOR                                   MEETINGS OF THE BOARD AND COMMITTEES
-----------------------------------------------------------------------------------------------------
                                                                         HEALTH, SAFETY     CORPORATE
                                 BOARD        AUDIT     COMPENSATION    AND ENVIRONMENT    GOVERNANCE
-----------------------------------------------------------------------------------------------------
Victor T.K. Li                  3 of 4         --            --               --              --
-----------------------------------------------------------------------------------------------------
Canning K.N. Fok                4 of 4         --          2 of 2             --              --
-----------------------------------------------------------------------------------------------------
R. Donald Fullerton             4 of 4       5 of 5          --               --              --
-----------------------------------------------------------------------------------------------------
Martin J.G. Glynn               4 of 4       5 of 5          --               --              --
-----------------------------------------------------------------------------------------------------
Terence C.Y. Hui                4 of 4       5 of 5          --               --              --
-----------------------------------------------------------------------------------------------------
Brent D. Kinney                 2 of 4         --            --             1 of 2            --
-----------------------------------------------------------------------------------------------------
Holger Kluge                    4 of 4         --          2 of 2           2 of 2          3 of 3
-----------------------------------------------------------------------------------------------------
Poh Chan Koh                    4 of 4         --            --               --              --
-----------------------------------------------------------------------------------------------------
Eva L. Kwok                     4 of 4         --          2 of 2             --            3 of 3
-----------------------------------------------------------------------------------------------------
Stanley T.L. Kwok               4 of 4         --            --             2 of 2            --
-----------------------------------------------------------------------------------------------------
John C.S. Lau                   4 of 4         --            --               --              --
-----------------------------------------------------------------------------------------------------
Wayne E. Shaw                   4 of 4       5 of 5          --               --            3 of 3
-----------------------------------------------------------------------------------------------------
William Shurniak                4 of 4         --            --               --              --
-----------------------------------------------------------------------------------------------------
Frank J. Sixt                   3 of 4         --          1 of 2             --              --
-----------------------------------------------------------------------------------------------------

AUDIT COMMITTEE

         Information in respect of the composition of the Corporation's Audit Committee, the education and experience of each of the members of the Audit Committee, the Audit Committee's Charter, the Audit Committee's policies and procedures for the engagement of non-audit services and the fees paid by the Corporation for external auditor services in 2004 is set out under the heading "Audit Committee" in the Corporation's Annual Information Form dated March 16, 2005.

CORPORATE CEASE TRADE ORDER OR BANKRUPTCIES

         None of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director or officer of any company, including the Corporation, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manger or trustee appointed to hold its assets, other than Eva Kwok who was a director of Air Canada in 2003 at the time it became subject to creditor protection under the COMPANIES CREDITORS ARRANGEMENT ACT (Canada). In addition, Holger Kluge and Frank Sixt were directors of vLinx Inc., a private Canadian company until April 12, 2002, which was petitioned into bankruptcy on April 15, 2002. vLinx Inc. developed technology and software to facilitate international trade. Canning Fok acted as a non-executive director of Peregrine Investments Holdings Limited (an investment bank) which was put into compulsory liquidation in March 18, 1998.

PENALTIES OR SANCTIONS

         None of the persons who are proposed directors of the Corporation have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

                             APPOINTMENT OF AUDITORS

         The persons named in the enclosed form of proxy intend to have nominated and to vote for the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta (the "Auditors"), as auditors of the Corporation, to hold such office until the next annual meeting of the Corporation. The Auditors were first appointed as auditors of Husky Oil Limited, a predecessor company of the Corporation, in 1953 and became the auditors of the Corporation after completion of the Plan of Arrangement with Renaissance on August 25, 2000.

                         OTHER MATTERS TO BE ACTED UPON

         Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

         None of the Corporation's directors, executive officers or companies that beneficially own directly or indirectly or exercise control or direction over, more than 10 percent of the Corporation's Common Shares, proposed nominees for election as directors of the Corporation or any of their respective associates or affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation which has not been previously disclosed, except as follows.

         Up to and effective July 13, 2004, the Corporation leased its head office space located in Western Canadian Place in Calgary, Alberta from Western Canadian Place Ltd., which is indirectly controlled by the Corporation's principal shareholders. The Corporation's President & Chief Executive Officer and Vice President & Chief Financial Officer are also directors and officers of Western Canadian Place Ltd. The Vice President, Corporate Administration of the Corporation's subsidiary, Husky Oil Operations Limited, is also a director and officer of Western Canadian Place Ltd. The Corporation entered into an amended and restated lease for a term ending August 31, 2013 with Western Canadian Place Ltd. on commercial terms consistent with those for leases of comparable space in Class A office buildings in Calgary. Effective July 13, 2004, Western Canadian Place Ltd. sold Western Canadian Place to an unrelated party.

         The Corporation also entered into a management agreement with Western Canadian Place Ltd. for general management of Western Canadian Place. The Corporation was paid fees of $383,327.69 in 2004 for providing such management services. This management agreement was terminated by the parties effective July 15, 2004.

         The Corporation has also entered into a management agreement effective July 15, 2004 with Western Canadian Place Ltd. for general management of Western Canadian Place Ltd.'s leasehold interest in office space at 635 - 8th Avenue S.W., Calgary, Alberta. The Corporation was paid fees of $55,836.43 in 2004 for providing such management services.

         INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

         No director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

                             ADDITIONAL INFORMATION

         Additional financial information is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for the most recently completed fiscal year ended December 31, 2004, contained in the Corporation's Annual Report for the year ended December 31, 2004. The Corporation will provide to any person upon request a copy of the Corporation's current Annual Information Form, the Corporation's audited financial statements and related management's discussion and analysis contained in the Annual Report for the year ended December 31, 2004, together with the report of the auditors thereon, and one copy of any of the Corporation's interim financial statements subsequent to such audited financial statements and a copy of this Management Information Circular.

         Any request for any of these documents should be made to the Corporate Secretary, Husky Energy Inc., 707 - 8th Avenue S.W., Calgary, Alberta, T2P 1H5 and/or fax (403) 298-7323 and in certain cases, the Corporation may require the payment of a reasonable charge for these documents. Information can also be obtained through the Corporation's website at www.huskyenergy.ca and on SEDAR at www.sedar.com.

                                   SCHEDULE A

                                HUSKY ENERGY INC.

                       TSX CORPORATE GOVERNANCE GUIDELINES

A comparison of the Corporation's governance practices with the TSX corporate governance disclosure guidelines ("TSX Guidelines") is set out below. Throughout this Schedule, references to documents and information available on the Corporation's website can be found at www.huskyenergy.ca.

       TSX CORPORATE GOVERNANCE GUIDELINE          DOES HUSKY                  COMMENTS
                                                      ALIGN
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
1.       The board should explicitly assume        YES          The Board of Directors (the "Board") assumes
         responsibility for stewardship of the                  responsibility for the stewardship of the Corporation,
         Corporation, and specifically for:                     acting as a whole and through its Committees, and has
                                                                adopted a formal Mandate setting forth the Board's
                                                                stewardship responsibilities and other specific
                                                                duties and responsibilities. The Mandate can be
                                                                found on the Corporation's website as part of the
                                                                general Terms of Reference for the Corporation.


                                                                The Board's responsibilities are also governed by
                                                                the BUSINESS CORPORATION Act (Alberta), the
                                                                Corporation's articles and by-laws, the
                                                                Corporation's Code of Business Conduct, the Charter
                                                                of each of the Board Committees, and other
                                                                Corporate policies and applicable laws. Copies of
                                                                the Code of Business Conduct and the Committee
                                                                Charters can be found on the Corporation's website.


                                                                The Corporation's Code of Business Conduct is
                                                                applicable to all directors, officers and employees
                                                                of the Corporation. Pursuant to this Code, among
                                                                other things, Management is expected to manage the
                                                                Corporation (and the Board is expected to oversee
                                                                Management) in a manner that enhances shareholder
                                                                value, consistent with the highest level of
                                                                integrity and with the law. The Board, through the
                                                                Audit Committee, monitors its compliance with the
                                                                Code, and is responsible for granting compliance
                                                                waivers to directors and officers. No such waivers
                                                                were requested by or granted to any directors or
                                                                officers in 2004.

                                                                The Board met four times during 2004.

       TSX CORPORATE GOVERNANCE GUIDELINE          DOES HUSKY                  COMMENTS
                                                      ALIGN
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
         (a)      Adoption of a strategic          YES          The Board's Mandate provides that the Board is to
                  planning process.                             approve,  monitor and provide guidance to the
                                                                Corporation's strategic planning process. The Board
                                                                annually reviews the Corporation's strategic plan.
                                                                The Corporation's strategic plan addresses the
                                                                opportunities, risks, financial projections and
                                                                other key performance indicators for each of the
                                                                major business segments of the Corporation in
                                                                addition to an assessment of industry and economic
                                                                conditions and how they may impact the Corporation
                                                                and its strategic plan.

                                                                The President & Chief Executive Officer and senior
                                                                management team of the Corporation have direct
                                                                responsibility for the ongoing strategic planning
                                                                process, the establishment of long term goals for
                                                                the Corporation, and once the strategic plan has
                                                                been approved by the Board, its implementation.

                                                                At its meeting on November 18, 2004, the Board
                                                                reviewed and approved the strategic plan of the
                                                                Corporation as presented by Management. Management
                                                                are required to obtain approval of the Board for
                                                                any transaction that would have a significant
                                                                impact on the strategic plan.

         (b)      Identification of principal      YES          The Board's Mandate specifically includes identifying
                  risks and implementing risk                   the principal risks of the Corporation's business and
                  management systems.                           using reasonable steps to ensure the implementation of
                                                                appropriate systems to establish and monitor those
                                                                risks. The principal risks inherent in the
                                                                Corporation's business include those related to the
                                                                environment, prices for oil and natural gas,
                                                                control of operating costs, the Canadian/U.S.
                                                                dollar exchange rate and interest rates. The Board
                                                                addresses specific risks and risk management in its
                                                                review of the Corporation's annual audited
                                                                financial statements. The Audit Committee reviews
                                                                quarterly internal control reports with the
                                                                internal auditors. The Health, Safety and
                                                                Environment Committee reviews and recommends for
                                                                approval to the Board updates to the Health, Safety
                                                                and Environmental Policy prepared by Management,
                                                                the development with Management of specific
                                                                environmental objectives and targets and monitors
                                                                compliance with the Corporation's environmental
                                                                policies and achievement of environmental
                                                                objectives and targets.

       TSX CORPORATE GOVERNANCE GUIDELINE          DOES HUSKY                  COMMENTS
                                                      ALIGN
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
         (c)      Succession planning, including   YES          The Board's Mandate includes keeping in place adequate
                  appointing, training and                      and effective succession plans for the President &
                  monitoring senior management.                 Chief Executive Officer and senior management. On the
                                                                recommendation of the President & Chief Executive
                                                                Officer, the Board appoints the senior officers of
                                                                the Corporation.

                                                                The Compensation Committee receives periodic
                                                                updates on the Corporation's succession plan at the
                                                                senior officer level.

         (d)      Communications Policy.           YES          The Corporation has a Communications Policy that
                                                                addresses the accurate and timely communication of
                                                                all important information relating to the
                                                                Corporation and that addresses the Corporation's
                                                                interaction with shareholders, investment analysts,
                                                                other stakeholders and the public generally. This
                                                                Policy includes measures to avoid selective
                                                                disclosure of material information and includes
                                                                guidance on trading by directors, officers and
                                                                employees.

                                                                The Board oversees the Corporation's Communications
                                                                Policy with a view to providing effective
                                                                communication by the Corporation, with the
                                                                shareholders and the public generally, including
                                                                effective means to enable shareholders to
                                                                communicate with the Corporation.

                                                                The Board, either directly or through the
                                                                activities of the Audit Committee, reviews all
                                                                quarterly and annual financial statements and
                                                                related management discussion and analysis, the
                                                                Corporation's oil and gas reserves reporting,
                                                                earnings releases, management information
                                                                circulars, annual information forms and financing
                                                                documents.

                                                                The Corporation has posted its Communications
                                                                Policy, plus its public securities regulatory
                                                                filings, its press releases and its investor
                                                                presentations on the Corporation's website.

       TSX CORPORATE GOVERNANCE GUIDELINE          DOES HUSKY                  COMMENTS
                                                      ALIGN
----------------------------------------------------------------------------------------------------------------------
         (e)      Integrity of internal control    YES          The Board requires Management to maintain effective
                  and management information                    internal controls and information systems. The Board,
                  systems.                                      with the assistance of the Audit Committee,
                                                                oversees the integrity of the Corporation's
                                                                internal control and information systems. The Audit
                                                                Committee meets no less than four times a year with
                                                                the Corporation's internal auditor to review the
                                                                Corporation's internal controls over financial
                                                                reporting and related information systems. In
                                                                addition, for each quarterly reporting period, the
                                                                Corporation's Controller provides confirmation to
                                                                the Audit Committee as to whether the compilation
                                                                of the Corporation's financial disclosure was done
                                                                using the same information systems used for the
                                                                prior reporting period and as to whether there are
                                                                any known material weaknesses in such information
                                                                systems. The Corporation's external auditors report
                                                                to the Audit Committee on an annual basis on the
                                                                Corporation's internal controls and information
                                                                systems.

2.       Majority of directors should be           YES          The Corporation currently has 14 directors, eight of
         "unrelated".                                           whom are "unrelated" to the Corporation as that term
                                                                is used in the TSX Guidelines. The Board recognizes
                                                                the current trend towards having a majority of
                                                                "unrelated" directors, but also acknowledges that
                                                                the Corporation has two significant shareholders.

                                                                Under the TSX Guidelines an "unrelated director" is
                                                                one who is independent of Management and is free
                                                                from any interest in any business or other
                                                                relationship that could, or could reasonably be
                                                                perceived to, materially interfere with the
                                                                directors' ability to act with a view to the best
                                                                interests of the Corporation, other than interests
                                                                and relationships arising from shareholding. A
                                                                "related" director is one who is not an "unrelated"
                                                                director.

3.       Disclose for each director whether he     YES          The Board, with the assistance of the Corporate
         or she is related or unrelated,                        Governance Committee and counsel to the Corporation,
         and how that conclusion was reached.                   is responsible for determining whether or not each
                                                                director is an "unrelated director". To carry out
                                                                this determination, all relationships with the
                                                                Corporation, its subsidiaries and affiliates are
                                                                reviewed. To assist the Board in its determination,
                                                                all directors complete a detailed questionnaire
                                                                which includes disclosure of any material interest
                                                                and business relationships with the Corporation,
                                                                its subsidiaries and affiliates, and his or her
                                                                shareholdings in the Corporation.

       TSX CORPORATE GOVERNANCE GUIDELINE          DOES HUSKY                  COMMENTS
                                                      ALIGN
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
                                                                The Board has determined the "unrelated" directors
                                                                of the Corporation are R.D. Fullerton, M.J.G.
                                                                Glynn, T.C.Y. Hui, B.D. Kinney, H. Kluge, E.L.
                                                                Kwok, S.T.L. Kwok and W.E. Shaw. None of the
                                                                "unrelated" directors work in the day-to-day
                                                                operations of the Corporation or any of its
                                                                subsidiaries, is a party to any material contract
                                                                with the Corporation or any of its subsidiaries or
                                                                receives any fees from the Corporation or its
                                                                subsidiaries, other than directors' fees and
                                                                expenses.

                                                                The "related" directors are considered to be so
                                                                because of the offices they hold with the
                                                                Corporation or the business relationship they have
                                                                with the Corporation or its significant
                                                                shareholders.

                                                                More information about each director, including
                                                                other directorships, can be found on pages 15 to 18
                                                                and on page 20 of this Management Information
                                                                Circular.

4.       Appoint a committee responsible for the   YES          The Board has constituted a Corporate Governance
         appointment and assessment of directors                Committee which is responsible for periodically
         composed exclusively of outside directors              reviewing the composition and the criteria regarding
         (i.e. non-management directors), the                   the composition of the Board and its Committees. New
         majority of whom are unrelated.                        nominees to the Board are proposed by the Corporate
                                                                Governance Committee to the Co-Chairs and,
                                                                thereafter, for presentation to the full Board for
                                                                approval.

                                                                All of the members of the Corporate Governance
                                                                Committee are non-management and are unrelated
                                                                directors.

5.       Implement a process for assessing         YES          The process of assessing Board effectiveness currently
         effectiveness of the Board as a                        is carried on through an informal process of engagement
         whole, its Committees and the                          and dialogue between the Co-Chairs and directors. The
         contribution of individual directors.                  Board has determined that it would be prudent to add a
                                                                measure of additional formality to the process
                                                                going forward by, inter-alia, introducing periodic
                                                                written survey materials which will be completed by
                                                                all directors, discussed with the Co-Chairs and
                                                                lodged for the record with the Corporate Secretary.
                                                                The practice will be introduced in 2005.

6.       Provide orientation and education         YES          New directors are provided with substantial reference
         programs for new directors.                            material pertaining to the Corporation, its strategic
                                                                focus, financial and operating history, corporate
                                                                governance practices and corporate vision.

       TSX CORPORATE GOVERNANCE GUIDELINE          DOES HUSKY                  COMMENTS
                                                      ALIGN
----------------------------------------------------------------------------------------------------------------------
                                                                All directors receive a Board Handbook containing,
                                                                among other things, articles and by-laws of the
                                                                Corporation, an organization chart of the
                                                                Corporation and its subsidiaries, corporate fact
                                                                sheets, strategic plan, list of Committees and
                                                                Committee Charters and various corporate policies.

                                                                Information sessions for all directors are held
                                                                from time to time during the year on topics
                                                                relating to significant aspects of the
                                                                Corporation's business and operations, including
                                                                the legal, regulatory and industry requirements and
                                                                environment in which the Corporation operates.

7.       Examine size of board to determine        YES          The Board is of the opinion that its size and
         whether the number of directors                        composition provides for effective decision making
         facilitates effective decision making.                 for a senior integrated energy and energy related
                                                                company with two significant shareholders. The
                                                                Board has no current intention to reduce, enlarge
                                                                or otherwise alter the composition of the Board.

8.       Review the adequacy and form of           YES          The Corporate Governance Committee reviews annually
         compensation of directors and                          the compensation paid to directors. In assessing
         ensure the compensation realistically                  compensation the Committee reviews external
         reflects the risks and responsibilities                surveys and other third party information
         involved in being an effective                         pertaining to compensation paid by the Corporation's
         director.                                              industry peers to their directors. The Committee
                                                                strives to set the cash compensation paid to the
                                                                Corporation's directors at the median of that paid
                                                                by other senior integrated oil and gas companies.
                                                                See page 11 of the Management Information Circular
                                                                for information on the cash compensation received
                                                                by the directors in 2004.

                                                                The directors receive an annual retainer and
                                                                attendance fees as compensation for their
                                                                activities as directors of the Corporation and are
                                                                entitled to reimbursement for out-of-pocket
                                                                expenses for attendance at meetings of the Board
                                                                and any Committees of the Board. The Chairs of each
                                                                Committee of the Board also receive an additional
                                                                annual retainer. The directors, other than the
                                                                President & Chief Executive Officer of the
                                                                Corporation, do not participate in the
                                                                Corporation's Stock Option Plan.

       TSX CORPORATE GOVERNANCE GUIDELINE          DOES HUSKY                  COMMENTS
                                                      ALIGN
----------------------------------------------------------------------------------------------------------------------
9.       Committees should generally be            YES          The Board has delegated certain of its responsibilities
         composed of non-management                             to four committees, each of which has specific roles
         directors, a majority of whom are                      and responsibilities as defined by the Board.
         unrelated.                                             All Board Committees are made up solely of
                                                                non-management directors, a majority of whom are
                                                                unrelated directors. The Audit Committee is
                                                                comprised of four unrelated directors. The
                                                                Compensation Committee is comprised of two
                                                                unrelated and two related directors. The Health,
                                                                Safety and Environment Committee is comprised of
                                                                three unrelated directors. The Corporate Governance
                                                                Committee is comprised of three unrelated
                                                                directors. Mandates for each Committee can be found
                                                                on the Corporation's website.

                                                                AUDIT COMMITTEE

                                                                The members of the Audit Committee are R.D.
                                                                Fullerton (Chair), M.J.G. Glynn, T.C.Y. Hui and
                                                                W.E. Shaw. The Audit Committee met five times in
                                                                2004.

                                                                COMPENSATION COMMITTEE

                                                                The members of the Compensation Committee are
                                                                C.K.N. Fok (Chair), H. Kluge, E.L. Kwok and F.J.
                                                                Sixt. The Compensation Committee met twice in 2004.

                                                                HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

                                                                The members of the Health, Safety and Environment
                                                                Committee are H. Kluge (Chair), B.D. Kinney, and
                                                                S.T.L. Kwok. The Health, Safety and Environment
                                                                Committee met twice in 2004.

                                                                CORPORATE GOVERNANCE COMMITTEE

                                                                The members of the Corporate Governance Committee
                                                                are H. Kluge (Chair), E.L. Kwok and W.E. Shaw. The
                                                                Corporate Governance Committee met three times in
                                                                2004.

       TSX CORPORATE GOVERNANCE GUIDELINE          DOES HUSKY                  COMMENTS
                                                      ALIGN
----------------------------------------------------------------------------------------------------------------------
10.      Appoint a committee responsible           YES          The Corporation has appointed a Corporate Governance
         for the Corporation's approach to                      Committee which is responsible for developing the
         corporate governance issues.                           Corporation's approach to governance issues, reviewing
                                                                the Corporation's overall governance principles,
                                                                recommending changes to those principles from time
                                                                to time, and recommending to the Board for approval
                                                                the statement of corporate governance practices
                                                                included in the Corporation's Management
                                                                Information Circular. The Corporate Governance
                                                                Committee continues to assess all aspects of the
                                                                Corporation's governance structure and procedures
                                                                in the context of the new rules in Canada and the
                                                                United States that have become, or will become,
                                                                applicable to the Corporation.

11.      (a)      The Board, together with the     YES          The Board has adopted Terms of Reference which, among
                  Chief Executive Officer,                      other things, sets forth position descriptions for the
                  should develop position                       Board and the President & Chief Executive Officer.
                  descriptions for the Board and
                  Chief Executive Officer,                      Certain matters remain the sole responsibility of the
                  involving definition of the                   Board.
                  limits to Management's
                  responsibility.                               The Board appoints the President & Chief Executive
                                                                Officer of the Corporation, who is a member of the
                                                                Board. The Board has delegated to the President &
                                                                Chief Executive Officer the authority to manage and
                                                                supervise the business of the Corporation,
                                                                including the making of all decisions regarding the
                                                                Corporation's operations that are not specifically
                                                                reserved to the Board under the Terms of Reference.

                                                                The Board has also approved limits to the
                                                                expenditure authority of the President & Chief
                                                                Executive Officer.

         (b)      Board should approve or          YES          The President & Chief Executive Officer is responsible
                  develop the corporate                         for meeting the annual corporate objectives of the
                  objectives which the Chief                    Corporation which are consistent with the Corporation's
                  Executive Officer is                          overall strategic plan and budgets.  A strategic plan
                  responsible for meeting.                      and budgets are prepared by senior Management on at least
                                                                an annual basis and are submitted to the Board for
                                                                approval. The Board, through the Compensation
                                                                Committee, measures the performance of the
                                                                President & Chief Executive Officer and senior
                                                                Management, in part, by the degree to which they
                                                                are successful in achieving the objectives set out
                                                                in the strategic plan and budgets.

       TSX CORPORATE GOVERNANCE GUIDELINE          DOES HUSKY                  COMMENTS
                                                      ALIGN
----------------------------------------------------------------------------------------------------------------------
12.      Establish structures and procedures to    YES          The Board has appointed Co-Chairs of the Board, each
         enable the Board to function                           of whom is independent of Management. The principal
         independently of Management.                           responsibilities of the Co-Chairs are to enhance Board
                                                                effectiveness and efficiency, independent of
                                                                Management, to manage generally the Board and the
                                                                Board processes, and to administer the Board's
                                                                relationship with the President & Chief Executive
                                                                Officer and other senior officers.

                                                                Other than telephone conference Board meetings, at
                                                                all other regular Board meetings during the year, a
                                                                portion of each such meeting is to be held without
                                                                Management present.

                                                                In regard to their responsibilities, the Co-Chairs
                                                                communicate regularly with Board members, provide
                                                                feedback to the President & Chief Executive Officer
                                                                on behalf of the Board and/or individual directors,
                                                                work with the President & Chief Executive Officer
                                                                and the Corporate Secretary in setting Board
                                                                meeting schedules and agendas and ensure the Board
                                                                receives full, timely and relevant information to
                                                                support the Board's decision-making obligations.
                                                                The Co-Chairs also encourage effective
                                                                communication and relationships between the
                                                                Corporation, shareholders, other stakeholders and
                                                                the general public.

13.      (a)      Ensure an Audit Committee has    YES          The Board has adopted an Audit Committee Charter
                  a specifically defined mandate                which specifically defines the roles and
                  setting out its roles and                     responsibilities of the Audit Committee.  The Audit
                  responsibilities, has direct                  Committee Charter is reviewed annually.  The Audit
                  communication channels with                   Committee Charter can be found on the Corporation's
                  internal and external auditors                website.
                  and has oversight
                  responsibility for Management                 The Audit Committee has direct communication channels
                  reporting and internal control.               with the external and internal auditors, and discusses
                                                                and reviews issues with each of them on a regular
                                                                basis.

                                                                The Audit Committee oversees Management's design
                                                                and implementation of an effective system of
                                                                internal control.

                                                                The external auditors are hired by and report
                                                                directly to the Audit Committee. After consultation
                                                                with Management, the Audit Committee is responsible
                                                                for setting the external auditor's compensation.
                                                                The external auditors attend each meeting of the
                                                                Audit Committee, with a portion of each meeting
                                                                held without the presence of Management. The Audit
                                                                Committee reviews and approves annually the
                                                                external auditor's Audit Plan, and must approve any
                                                                non-audit work by the external auditors.

       TSX CORPORATE GOVERNANCE GUIDELINE          DOES HUSKY                  COMMENTS
                                                      ALIGN
----------------------------------------------------------------------------------------------------------------------
                                                                The internal auditors attend each meeting of the
                                                                Audit Committee, with a portion of each meeting
                                                                held without the presence of Management. The Audit
                                                                Committee reviews and approves annually the
                                                                Internal Audit Plan.

                                                                The Audit Committee is responsible for reviewing
                                                                the Corporation's procedures relating to the
                                                                disclosure of information relating to oil and gas
                                                                reserves, and other related matters. In this
                                                                regard, the Committee meets at least annually with
                                                                internal and external reserves evaluators.

         (b)      All members of the Audit         YES          All members of the Audit Committee are non-management
                  Committee should be                           and unrelated directors.
                  non-management directors.
                                                                All members of the Audit Committee are financially
                                                                literate (are able to read and understand a set of
                                                                financial statements that present a breadth and
                                                                level of complexity of accounting issues that are
                                                                generally comparable to the breadth and complexity
                                                                of the issues that can reasonably be expected to be
                                                                raised by the Corporation's financial statements).

14.      Implement a system to enable              YES          The Board is supportive of individual directors and
         individual directors to engage                         Committee Chairs engaging an independent advisor at
         outside advisors, at the                               the expense of the Corporation in appropriate
         Corporation's expense, in                              circumstances.  Any engagement of an independent
         appropriate circumstances.                             advisor is subject to the approval of one of the
                                                                Co-Chairs.

                                                                The Audit Committee has retained an independent
                                                                reserves engineer to assist it in the review of the
                                                                Corporation's procedures relating to the disclosure
                                                                of information relating to oil and gas reserves and
                                                                other related matters.

        [GRAPHIC OMITTED]                                     [GRAPHIC OMITTED]
         HUSKY ENERGY                                          COMPUTERSHARE

                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                           www.computershare.com


                                                     SECURITY CLASS          123

                                                     HOLDER ACCOUNT NUMBER

                                                     C1234567890             XXX



--------------------------------------------------------------------------------
         FORM OF PROXY - ANNUAL MEETING TO BE HELD ON APRIL 21, 2005
--------------------------------------------------------------------------------

NOTES:

1. THIS FORM OF PROXY MUST BE DATED AND THE SIGNATURE OF THE PROXY SHOULD BE EXACTLY THE SAME AS THE NAME IN WHICH THE SHARES ARE REGISTERED. IF NOT DATED, THE FORM OF PROXY WILL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS SENT TO THE SHAREHOLDER.

2. IF THE HOLDER OF SHARES IS A CORPORATION, THE PROXY MUST BE EXECUTED UNDER ITS CORPORATE SEAL OR BY A DULY AUTHORIZED OFFICER OR ATTORNEY. PERSONS SIGNING AS EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC. SHOULD SO INDICATE.

3. FORMS OF PROXY MUST BE DEPOSITED AT THE OFFICE OF THE REGISTRAR AND TRANSFER AGENT OF THE CORPORATION, COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLR., 100 UNIVERSITY AVENUE, TORONTO, ONTARIO M5J 2Y1 (ATTENTION: PROXY DEPARTMENT) NO LATER THAN 10:30 A.M. (CALGARY TIME) ON APRIL 19, 2005 OR ON THE SECOND LAST BUSINESS DAY PRECEDING ANY ADJOURNMENT OF THE MEETING.


THANK YOU

--------------------------------------------------------------------------------
         THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.
--------------------------------------------------------------------------------

APPOINTMENT OF PROXYHOLDER

I/WE BEING HOLDER(S) OF HUSKY ENERGY
INC. (THE "CORPORATION") HEREBY
APPOINT:                                       PRINT THE NAME OF THE
Canning K.N. Fok of Hong Kong, a        OR     PERSON YOU ARE APPOINTING
Co-Chairman and a director of the              IF THIS PERSON IS SOMEONE
Corporation, or failing him, John C.S.         OTHER THAN EITHER OF THE
Lau of Calgary, Alberta, President &           FOREGOING.
Chief Executive Officer and a director
of the Corporation                             _________________________________

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Husky Energy Inc. to be held on the 21st day of April, 2005 at 10:30 a.m. (Calgary time) and at any adjournment thereof.

1.   ELECTION OF DIRECTORS
the election of Directors as set forth in the Management Information Circular dated March 16, 2005 accompanying this form of proxy;


FOR:                                   _____________________________

OR

WITHHOLD FROM VOTING FOR:              _____________________________

2.   APPOINTMENT OF AUDITORS

FOR:                                   _____________________________

OR

WITHHOLD FROM VOTING FOR:              _____________________________

the appointment of KPMG LLP as auditors of the Corporation; and

RESOLUTIONS

Upon any other business which may properly come before the meeting or any adjournment(s) thereof, in such manner as the said proxyholder sees fit.

The undersigned hereby revokes any proxies previously given.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED AS DIRECTED IN THE SPACES PROVIDED ABOVE OR, IF NO DIRECTION IS GIVEN, SHALL BE VOTED IN FAVOUR OF EACH OF THE ABOVE MATTERS.

The persons named in this Proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a person, who need not be a shareholder, to attend and to act for him, her or it and on his, her or its behalf at the meeting, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.


AUTHORIZED SIGNATURE(S) - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

Signature(s)

________________________________________       ________________________________
                                               Date


INTERIM FINANCIAL STATEMENTS REQUEST                                      ANNUAL REPORTS
In accordance with securities                [_]                     As a registered holder you       [_]
regulations, shareholders may elect                                  will receive an annual
annually to receive interim financial        Mark this box if you    report. If you DO NOT want       Mark this box if
statements, if they so request. If you       would like to receive   to receive an annual report,     you DO NOT want to
wish to receive such mailings, please        Quarterly Financial     please mark the box. If you      receive the Annual
mark your selections:                        Statements by mail.     do not mark the box, you will    Report by mail.
                                                                     continue to receive an annual
                                                                     report.


HSEQ